Exhibit 99.1

FSD Pharma Issues Important Message to Shareholders and Response to Dissident Circular

  Management director nominees bring superior experience and expertise to drive positive growth, represent ALL shareholders interests and create value for ALL shareholders.
  Dissident shareholders are attempting to muddy the waters by providing misleading and ambiguous communications to shareholders.
  Dissident shareholders have NO plan for the Company and seek control via nomination of a conflicted and inexperienced slate of directors, while also attempting to "borrow" management director nominees.
  Rick Santorum, Former US Senator from Pennsylvania and Former US Presidential Candidate has agreed to be the independent chair of the Meeting.
  Shareholders urged to vote FOR management director nominees using only the BLUE proxy well in advance of the May 12, 2021, 9:00 a.m. EDT deadline.
  Contact the Company's proxy solicitor, Gryphon Advisors Inc. at 1-833-490-0586 or by email at inquiries@gryphonadvisors.ca for more information or assistance voting the BLUE Proxy.

TORONTO--(BUSINESS WIRE)--May 3, 2021--FSD Pharma Inc. (Nasdaq:HUGE) (CSE:HUGE) (the "Company" or "FSD Pharma") wishes to alert you to the events that have occurred since the Company filed its Management Information Circular (the "Circular") and the accompanying letter to shareholders related to the Annual & Special Meeting of shareholders scheduled for May 14, 2021, copies of which are available under the Company's SEDAR profile. On April 26, 2021, certain dissident shareholders issued an information circular which included misleading statements and baseless accusations towards the Company's management. In response, the Company issued the following letter to shareholders:

Dear fellow FSD Pharma Shareholder,

You recently received an alert from us that your investment in FSD Pharma Inc. ("FSD Pharma" or the "Company") is at a crossroad. The continuing self-serving actions by Anthony Durkacz, Zeeshan Saeed and the other dissident shareholders (collectively, the "Dissidents") highlight how dire the situation has become for the shareholders of the Company (the "Shareholders").

At the upcoming Annual and Special Meeting (the "Meeting") of Shareholders, it will be up to you to determine the best path forward. FSD Pharma recommends that Shareholders protect their interests and support value creation by voting FOR the director nominees proposed by management of the Company (the "Management Director Nominees") and all resolutions, using only the BLUE proxy. The Company is also pleased to announce that Rick Santorum, the former US Senator from Pennsylvania, and former US Presidential Candidate has agreed to be the independent chair of the Meeting. Sen. Santorum served as a United States Senator from Pennsylvania from 1995 to 2007. Sen. Santorum holds a BA from Pennsylvania State University, an MBA from the University of Pittsburgh and a J.D. degree with honors from Dickinson School of Law.

The current strategy continues to build positive momentum and offers a number of avenues to significant value creation for ALL Shareholders. Your Company is pursuing multiple applications of its lead compound, FSD-201 ultra-micronized palmitoylethanolamide ("PEA") and is also actively exploring other merger and acquisition (“M&A”) and licensing opportunities that could expand the drug development pipeline and generate new opportunities to create significant value for Shareholders. In fact, FSD Pharma has a letter of intent in place to acquire a controlling interest in a late stage asset that is expected to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022 – if we can just get beyond the distractions and cost of this proxy contest. There is positive operating momentum inside, and exciting opportunities for growth outside, your Company. Shareholders can learn more at www.fsdfuture.com.

At the same time, the Management Director Nominees are taking action to strengthen shareholder democracy by proposing to collapse the Company's dual-share structure, comprising of class A multiple voting shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares"). FSD Pharma’s 72 Class A Shares are controlled by Dissidents Mr. Anthony Durkacz and Mr. Zeeshan Saeed, and Management Director Nominee, Dr. Raza Bokhari, the current Executive Chairman & CEO. These three individuals, who collectively exercise voting power of 19,919,520 Class B Shares, have a disproportionate advantage in determining the future of the Company over the holders of Class B Shares who have invested money into the Company. The Management Director Nominees, led by Dr. Raza Bokhari, a Class A Shareholder, seek your support to eliminate the Class A Shares, and in doing so, strengthen Shareholders' voting power at no cost to Shareholders. This would result in – among many other benefits – each Shareholder receiving a voting interest that is proportionate to their equity ownership interest. One share will equal one vote.

The Dissidents, Deliberately Sowed Confusion in their April 26th 2021 Circular, by Including Two Management Director Nominees –

Mr. Donal Carroll and Mr. Frank Lavelle along with the Dissident Director Nominees, Without Their Consent or Prior Knowledge.

Mr. Donal Carroll is the Chief Financial Officer of the Company, and it is extremely irresponsible and reckless on the part of the Dissidents to leverage him to create confusion and attempt to falsely signal to Shareholders that a senior executive of the Company is supportive of the Dissidents.

To preserve and protect the integrity of the management team and smooth functioning of the Company, FSD Pharma is replacing Donal Carroll as a Management Director Nominee with Shahzad Shah, an experienced executive and former Chief Operating Officer of FV Pharma, a subsidiary of the Company. Details regarding Mr. Shah's background and experience are set out below. Further information is included in an amendment to the Company's Management Information Circular, copies of which will be mailed to Shareholders and filed under the Company's SEDAR profile.

Shahzad Shah, Chief Operating Officer of FV Pharma, Management Director Nominee

Mr. Shah is a talented and seasoned executive with over 28 years of executive leadership experience working for public and private corporations in North America. Mr. Shah brings a wealth of experience with particular strengths in areas such as building results-oriented teams that have turned around existing companies, assembled teams that have launched successful companies in North America, planned both financial and operational strategies and was part of the Leadership Team that crafted and executed strategy for a $2 billion organization.

In Mr. Shah's various executive roles, he has managed and driven continuous improvement initiatives for multi facility divisions across North America introducing Lean Methodologies and sharing best practices. Mr. Shah has directly managed various companies from $23 Million to over $110 Million in revenue. Mr. Shah was also responsible for overseeing continuous improvement initiatives for a $500 Million revenue organization.

Mr. Shah is the founder and Managing Partner of Lean Excellence Canada, a consulting and training firm. The firm offers a large range of training services, as well as training and implementation of Lean Methodologies in various organizations throughout Canada and the USA. Lean Excellence Canada has provided consulting services through a large array of industries including manufacturing, distribution, transportation, pharmaceutical companies, among many others.

Mr. Shah received his Engineering degree, Human Resource Management degree and Masters of Business Administration, from Queen’s University and Master Lean Six Sigma Black Belt from York University. Mr. Shah is currently in final phase of receiving his designation of Certified Management Consultant.

Mr. Frank Lavelle, a veteran senior healthcare executive, in condemning this irresponsible action of the Dissidents, declared it to be deceitful. Mr. Lavelle has presented a sworn Affidavit before the Superior Court of Ontario that he has only agreed to serve as a Director, if elected by the shareholders along with the Management Director Nominees. Mr. Lavelle is demanding that the Dissidents amend and re-circulate their circular with his name erased.

The Dissidents’ Flailing Actions Expose Their Focus on Maintaining Disproportionate Voting Power and Enriching Themselves at the Expense of Shareholders

The Dissidents have other plans for your Company. As is all too common in proxy contests, they are trying to replace facts with grandstanding and rhetoric, seeking to muddy the waters with irrelevant, incomplete and misleading narratives that attempt to distract Shareholders from considering their true intentions for the Company.

To cite but one example of the games the Dissidents are playing with the truth, let’s set the record straight on compensation. The fact of the matter is that my annual cash compensation is ONE dollar. The assertion that I have received $24M compensation from 2018 to 2020 and $5.7M in 2021 is misleading. I received grants of stock options and Class B securities, as non cash compensation since 2018. None of the stock options granted or class B securities have been cashed out by me. Generally Accepted Accounting Principles (GAAP) require disclosure of non-cash compensation and assign a dollar value at the time of the award. For me to realize $24M through exercising stock options, the stock price must be north of $60. In addition, unlike Mr. Durkacz and Mr. Saeed, I have invested $2 million of my own money into the Company. How much of their own money have they invested? Actions speak louder than words.

However, Mr. Durkacz and the Dissidents’ own words and actions expose what they really believe about shareholder democracy, their lack of qualifications as Director Nominees, and what Shareholders can expect should they secure control of your Company:

Mr. Durkacz and Mr. Saeed Believe Their Votes Matter More Than Yours

In a classic case of “do as I say, not as I do,” the Dissidents claim they support the rights of the Company’s Shareholders, yet they quietly plan to abstain from voting the proxies they receive from Shareholders for the resolution to collapse the Company’s dual-share structure. They have refused to disclose how they plan to vote their shares of the Company. You can only assume they will vote against the resolution thereby defeating it and perpetuating their control, which is totally disproportionate to their economic interest. This means that the Dissidents do not recommend that Shareholders vote to collapse the Company’s dual-share structure, Shareholders who deliver blank proxies to them will not be voting on this matter at all, thus eliminating your voice and what's worse they might vote against the resolution despite their abstaining on your behalf. A failure to pass this important resolution would result in Dissidents Mr. Durkacz and Mr. Saeed continuing to exercise disproportionate voting power over all holders of the Company’s Class B Shares. Apparently for the Dissidents, the principle of one share equals one vote is only for other Shareholders, not for Mr. Durkacz and Mr. Saeed. Rather than explain their blatant indifference to Shareholder interests, the Dissidents have buried their plan to abstain on page 20 of their information circular. We think that your Company’s Directors should believe in shareholder democracy, and back that up with action, as Dr. Bokhari and the Management Director Nominees have.

Mr. Durkacz Supported the Board and Management Strategy Until He Was Caught Trying to Enrich Himself.

In November 2020, Mr. Durkacz and Mr. Saeed voted in favour of making Dr. Bokhari the Executive Chairman of the Company’s Board. Shortly thereafter, Mr. Durkacz made a presentation to the Board regarding a self-serving plan to pull the Company backwards by acquiring a start-up notionally in the psychedelics sector that has no track record, cash, or research and development activities (the "Start-Up"). At that time, Mr. Durkacz failed to properly disclose his financial interests in the Start-Up. (Mr. Durkacz argued that a single sentence at the end of the presentation simply stating that “First Capital is also a shareholder of [the Start-Up]” was enough disclosure for the Board, despite the fact that he failed to state the actual amount of the interest held through First Capital. He only recently disclosed the actual amount, because he was forced to.

Mr. Durkacz also stated, among other things, that he supports the Board and Management’s actions:

“Micro Caps must pivot to survive. FSD has done this already with current management changing the direction to biotech and it was the right thing to do for the company to survive and raise more capital.”

Anthony Durkacz, Presentation to the Board of Directors, November 16, 2020

Unfortunately for Mr. Durkacz in that same presentation he also admitted that he is ill-suited to operate and one can infer, evaluate biotech companies:

“I can’t help our team with operations of a biotech company, but I can help our team get the investor attention and valuation that it deserves”

Anthony Durkacz, Presentation to the Board of Directors, November 16, 2020

Following Mr. Durkacz’s presentation, Management explored Mr. Durkacz’s proposal, met with the leader of the Start-Up, and recommended to the Board that the Company should follow the progress of the Start-Up (in which Durkacz has an ownership position) but not proceed with a transaction at that time.

Despite his own admission that he was ill-equipped to evaluate companies in the biotech space, Mr. Durkacz was enraged by this decision, and sent an email to his fellow Directors attacking their independent judgment and threatening to “commence a claim against those rogues” and “immediately vote to remove them from the Board in a very public manner.” In the same email, Mr. Durkacz threatened to “pursue actions against those individuals.” This is exactly what he and his fellow Dissidents are attempting to do.

The Dissidents Feel So Strongly About the Qualifications of Their Nominees That They Attempt to “Borrow” Two of the Management Director Nominees

After admitting to the Board of Directors that he “can't help,” Mr. Durkacz and the Dissidents attempt to defend their qualifications to serve as Directors in their latest communication. They do this in spite of significant independence, conflict of interest and competency concerns with the Dissident Director Nominees. Incredibly in the same document, they recommend that Shareholders support two Management Director Nominees: Donal Carroll, who is no longer standing for election at the Meeting (as discussed below) and Frank Lavelle. This is dumfounding for a couple of key reasons:

  Dissidents who believe that they have a strong and qualified slate of Director Nominees do not attempt to “borrow” actual credible and qualified nominees from the Management Slate; and
  Neither of the two Management Director Nominees were contacted by the Dissidents to confirm their willingness or seek their consent to serve on a Dissident-controlled board. The Dissident circular clearly suggests the contrary in an attempt to confuse and mislead Shareholders previously.

It can be reasonably said that the best laid plans made by individuals confident in the abilities of their slate do not involve adding Director Nominees at the eleventh hour, let alone those on the other side of a proxy contest which they initiated against the Company. Perhaps if the Dissident Nominees were more qualified, or had any applicable operating experience, they wouldn’t have felt a need to take this bizarre step. This may also offer Shareholders an explanation as to why the Dissidents’ plan is heavy on rhetoric and light on details.

If the Dissidents Win, Shareholders Could Lose Twice

Proxy contests can cost millions of dollars. The Dissidents have foisted an expensive and distracting proxy contest on the Company and its Shareholders and have engaged expensive legal and proxy advisors. Now for the first time, buried on page 24 of their recent communication, the Dissidents state that they “may seek reimbursement from FSD for out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with the Meeting…” In plain English, this means that if the Dissidents are successful in seizing control of your Company, Shareholders should expect that the Dissidents could seek to recover their costs from the Company, essentially forcing Shareholders to pay for both sides of this costly and unnecessary proxy contest.

What’s Old is New Again – Mr. Durkacz’s Ability to Win While Shareholders Lose

This is far from the first time that Anthony Durkacz has attempted to win at the expense of the interests of shareholders. An article from Seeking Alpha authored by White Diamond Research from January 25, 2019 noted the following about Mr. Durkacz – who by that time had already developed quite a track record. Among other concerning excerpts, the article stated:

“Durkacz had an average loss of 92% over 11 stocks in which he had involvement;

“Durkacz has received an astounding sum of over C$28.7 million total current value in cash and warrants for being both a director and broker for FSD… First Republic Capital collected massive fees for raising money for FSD Pharma. Anthony Durkacz controls and is a shareholder for First Republic. The amount of payments and warrants his company has received have been egregious, in our opinion; and

FSD Pharma has made Durkacz a very wealthy man before the company has accomplished anything or made any profits.”1

It should by crystal clear why Mr. Durkacz and the Dissidents are fighting so hard to maintain the dual-class share structure that gives them disproportionate voting power. Don’t let them muddy the waters and take control of YOUR Company (without paying a premium) while enriching themselves at Shareholders’ expense.

Vote FOR the Management Director Nominees and Resolutions on the BLUE Proxy Today

As Shareholders you control the Company's future and will determine if the positive momentum continues, so it is essential that you vote FOR all Management Director Nominees and all resolutions in the Circular, using only the BLUE proxy. Time is of the essence. To ensure that your vote is counted at the Meeting, please vote immediately and no later than 9:00 a.m. (Toronto/New York time) on May 12, 2021. For questions or assistance in voting your proxy, please contact the Company's proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up-to-date information and convenience in voting, please visit www.fsdfuture.com.

I thank you for your continued support as we take the right path forward to value creation for ALL Shareholders. Time is short, so I ask you to vote using only the BLUE proxy today to protect your interests in FSD Pharma.

Sincerely,

(signed) "Raza Bokhari"

Dr. Raza Bokhari
Chief Executive Officer & Executive Chairman

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultra-micro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing ultra-micro PEA for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

The Company is not making any express or implied claim that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) infection at this time.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma’s strategy, plans or future financial or operating performance, the solicitation of proxies and voting in respect of the Meeting, the Dissidents, the intentions of the Dissidents or the Dissident Director Nominees, the impact of the Dissident Director Nominees or the Management Director Nominees, if elected, on the financial condition, operations, business and strategies of the Company and its shareholder value, future plans or prospects of the Company, receipt of any FDA or other regulatory approvals, the completion of any trials regarding the use of FSD-201 to treat COVID-19 or to treat canine and feline gastro-intestinal diseases, the safety of FSD-201 or whether FSD-201 may be effective in treating COVID-19 or to treat canine and feline gastro-intestinal diseases. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify

Forward-Looking Information is based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Circular and the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For up to date information and convenience in voting please visit www.fsdfuture.com.

1 https://seekingalpha.com/article/4234882-fsd-pharma-rollup-scattered-uneconomical-cannabis-investments-50minus-70-downside

Contacts

Shareholder Contacts:

Gryphon Advisors Inc.
1.833.292.5847 toll-free in North America
(1.416.902.5565 by collect call)
inquiries@gryphonadvisors.ca

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
dcarroll@fsdpharma.com

Media Contact:

Joel Shaffer
Longview Communications and Public Affairs
jshaffer@longviewcomms.ca